MESA AIR GROUP, INC.

410 N. 44th Street, Suite 700

Phoenix, Arizona 85008

April 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Nicholson

Re:	Mesa Air Group, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form S-3 (the “S-3”)

SEC File No. 333-251290

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the S-3 to 12:00 p.m., Eastern Time, on April 28, 2021, or as soon thereafter as is practicable.

Please direct any inquiries or comments to the Company’s outside legal counsel, Gregory R. Hall, at (602) 561-3793. Mr. Hall’s fax number is (303) 607-3600.

Sincerely,

/s/ Brian S. Gillman

Brian S. Gillman
Executive Vice President and General Counsel